SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sentry Technology Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

81731K-10-1
(CUSIP Number)

William A. Perlmuth, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982
(212) 806-5860

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:	Page of

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust F/B/O Jayne P. Minasy, William A. Perlmuth, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [x] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5,199,498 shares None 5,199,498 shares None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,498 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.46%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.:	Page of

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust F/B/O Karen Minasy Hatgis, William A. Perlmuth, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [x] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	324,335 shares None 324,335 shares None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,335 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.:	Page of

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust F/B/O Keith Minasy, William A. Perlmuth, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [x] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	288,044 shares None 288,044 shares None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,044 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.:	Page of

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust F/B/O Kathy Minasy Nicolette, William A. Perlmuth, Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [x] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	265,136 shares None 265,136 shares None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,136 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.:	Page of

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William A. Perlmuth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [x] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	152,299 shares None 152,299 shares None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,299 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

          This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Sentry Technology Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 350 Wireless Boulevard, Hauppauge, New York 11788.

Item 2. Identity and Background

          This Schedule 13D is being filed by William A. Perlmuth, an individual with a business address c/o Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, individually and in his capacity as Trustee of four separate trusts for the benefit of Mr. Minasy's widow, Jayne P. Minasy and of Mr. Minasy's adult children, Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette (the "Trusts").

          The address of the Trusts is the same as the address for Mr. Perlmuth. Kathy Minasy Nicolette is the wife of Thomas A. Nicolette, formerly a Director and President of the Issuer. Mr. Perlmuth is an attorney and a member of the law firm of Stroock & Stroock & Lavan LLP. Mr. Perlmuth is also a Director of the Issuer.

          Mr. Perlmuth has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Perlmuth is a citizen of the United States. Each of the Trusts were created under New York law.

Item 3. Source and Amount of Funds and Other Consideration

          The shares of Common Stock deemed beneficially owned by Mr. Perlmuth as Trustee of the Trusts and the shares of Common Stock beneficially owned directly by Mr. Perlmuth (other than those which may be acquired pursuant to options) were acquired pursuant to an Agreement and Plan of Merger by and among Knogo North America Inc., Video Sentry Corporation, Strip Merger Corp., Viking Merger Corp. and Sentry Technology Corporation. Pursuant to the Merger Agreement, each Knogo shareholder received one share of Common Stock for every 1.2022 shares of Knogo common stock held prior to the effective date of the merger. The Common Shares were registered pursuant to a Joint Proxy Statement/Prospectus on Form S-4 under the Securities Act of 1933, as amended. No consideration was paid for the shares.

          Additional shares of Common Stock deemed beneficially owned by Mr. Perlmuth as Trustee of the Trusts and beneficially owned directly by Mr. Perlmuth were acquired under the terms of the reclassification of Preferred Stock (as defined below) as Common Stock of the Issuer. See Item 5.

Item 4. Purpose of Transaction

          Mr. Perlmuth has been Trustee of the Trusts since their creation in 1973, except for that of Jayne P. Minasy, funded in 1998.

          Mr. Perlmuth is a Director of the Issuer and has been a director since January 14, 1997. Mr. Perlmuth was a director of the Issuer's predecessor, Knogo North America Inc. since the incorporation of the Knogo North America Inc. in August 1994. Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its Board of Directors. While the Board, and Mr. Perlmuth as a Director and Trustee, may from time to time consider matters of a nature similar to one or more of the actions enumerated under this Item 4 of Schedule 13D, there exist at this time no plans or proposals which require disclosure pursuant thereto.

          Depending upon market prices and conditions, the financial needs of the beneficiaries of the Trusts and other relevant considerations, Mr. Perlmuth may sell all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

          Mr. Perlmuth, by reason of his serving as Trustee of each of the Trusts, has sole power to vote and sole power to dispose of the shares of Common Stock owned by the Trusts. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Perlmuth (by virtue of having such power) is deemed to be the "beneficial owner" of such shares. Mr. Perlmuth has no personal pecuniary interest in any of such shares.

          Jayne P. Minasy, Karen Minasy Hatgis, Keith Minasy and Kathy Minasy Nicolette are the sole beneficiaries of their respective trusts. See Item 2.

          In addition to the shares of Common Stock owned by the Trusts, as a result of the reclassification described below, Mr. Perlmuth is now the beneficial owner of 152,299 shares which he owns directly, including in such amount 129,262 shares issuable upon exercise of options which presently are exercisable or will become exercisable within the next 60 days. Under the policies of the law firm of which Mr. Perlmuth is a member, Mr. Perlmuth will share any economic benefit of such options to purchase Issuer stock with the other members of such firm.

          As a result of the reclassification described below, Mr. Perlmuth now beneficially owns, as Trustee of the Trusts, the following additional shares of Common Stock: for the Trust of Jayne P. Minasy, 4,448,769 shares; for the Trust of Karen Minasy Hatgis, 277,505 shares; for the Trust of Keith Minasy, 246,454 shares; and for the Trust of Kathy Minasy Nicolette, 223,546 shares.

          On January 8, 2001, the Issuer completed the sale of 23,050,452 shares of Common Stock to Dutch A&A Holding, B.V. ("Dutch A&A"), representing 37.5% of the outstanding Common Stock. As part of the transaction, the Issuer issued a dividend of .075 shares of Class A Preferred Stock ("Preferred Stock") for each share of Preferred Stock outstanding on December 8, 2000. The Preferred Stock, including the dividend, was then reclassified into shares of Common Stock at a ratio of 5 shares of Common Stock for every share of Preferred Stock. Consequently, the total number of shares of Common Stock outstanding is now 61,467,872.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The Trusts have the right under certain circumstances to demand the registration of the shares under the Securities Act of 1933, as amended.

          Except as otherwise described herein, none of the Trusts nor Mr. Perlmuth have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

          None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2001

/s/ William A. Perlmuth
William A. Perlmuth, individually and as Trustee of the Trust F/B/O Jayne P. Minasy, Trust F/B/O Karen Minasy Hatgis, Trust F/B/O Keith Minasy and Trust F/B/O Kathy Minasy Nicolette